UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-186282
NOTIFICATION OF LATE FILING	CUSIP NUMBER 921888103

(Check one):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	March 31, 2014

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Train Travel Holdings, Inc.
Full Name of Registrant.

VANELL CORP
Former Name if Applicable

2929 EAST COMMERCIAL BLVD., PH-D
Address of Principal Executive Office (Street and Number)

FT. LAUDERDALE, FLORIDA 33308
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Certain financial and other information necessary for an accurate and full completion of the Report could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Timothy Hart	954	440-4678
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Train Travel Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2014	By:	/s/ Timothy Hart
Timothy Hart, Chief Financial Officer

Attachment

Three Month Period Ended March 31, 2014 Compared to the Three Month Period Ended March 31, 2013

Our net loss for the three month period ended March 31, 2014 was $385,792 compared to a net loss of $3,323 for the three months ended March 31, 2013. During the three month period ended March 31, 2014, we generated revenues of $0.  Revenues of $2,470 were generated for the three months ended March 31, 2013.

During the three month period ended March 31, 2014, we incurred general and administrative expenses and professional fees of $385,792 compared to $5,793 incurred for the three months ended March 31, 2013. General and administrative and professional fee expenses incurred during the three month period ended March 31, 2014 were generally related to corporate overhead, financial and administrative contracted services, such as legal and accounting, developmental costs associated with the acquisition and operation of Entertainment Trains, and marketing expenses. For the three months ended March 31, 2014 the Company a) put in place an operating structure for the identification and evaluation of Entertainment Train assets. This structure included management and operation specialists in the Entertainment Train industry, 2) set up a centralized reservation system for uniform reservation for all current and future Entertainment Train assets and 3) set up a centralized marketing team. During the three months ended March 31, 2014 The Company has a definitive agreement for the purchase of the Columbia Star Dinner Train, located in Columbia, Mo. The Company has a letter of intent to purchase the Dinner Trains of New England and is currently in the due diligence phase of the process. The Company signed a letter of intent to acquire the Napa Valley Wine Train. Through the Company’s due diligence process it was determined that the purchase price needed to be adjusted downward and we were unable to close on the transaction.